CONFIDENTIAL TREATMENT REQUESTED
BY IRHYTHM TECHNOLOGIES, INC.: IRTC - 001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 4, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Mail Stop 3030

Attention:	Amanda Ravitz Laurie Abbott Kristin Lochhead Gary Todd

Re:	iRhythm Technologies, Inc. Registration Statement on Form S-1 File No. 333-213773 Filed September 23, 2016

Ladies and Gentlemen:

On behalf of iRhythm Technologies, Inc. (“iRhythm” or the “Company”), we submit this revised supplemental letter in further response to Comment No. 14 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 8, 2016, relating to the Confidential Draft Registration Statement on Form S-1 originally submitted on a confidential basis by iRhythm to the Commission on February 10, 2016, and as revised and further submitted on a confidential basis on March 30, 2016 and September 7, 2016, and publicly filed on September 23, 2016 (as amended, the “Registration Statement”). This revised letter replaces the letter sent to the Staff earlier today.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of

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this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing copies of this letter by overnight delivery. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

14. Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares during the past twelve months and the estimated IPO price range, please discuss for us each significant factor contributing to the difference.

Determination of Estimated Preliminary Initial Public Offering Price Range

The Company supplementally advises the Staff that on October 2, 2016, representatives of the lead underwriters presented and discussed a proposed price range for the Company’s initial public offering (“IPO”) and advised the Company that, based on then-current market conditions, they anticipated that they would recommend a preliminary price range of $[***] to $[***] (the “Preliminary Price Range”) per share. The underwriters’ October 2, 2016 recommendation will form the basis for the Preliminary Price Range contained in the preliminary prospectus.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus will be, except that the preliminary prospectus will take into account a reverse share split of the Company’s common stock that will become effective before the printing of the preliminary prospectus (the “Reverse Share Split”). Furthermore, the actual indicative price range to be included in the preliminary prospectus is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company and its markets. The indicative price range and Reverse Share Split to be included in the preliminary prospectus will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

The Company advises the Staff that it anticipates filing its preliminary prospectus on or about [***] before market open and commencing its roadshow as early as such date, with a target pricing date as early as [***].

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Stock Option Issuances by the Company since September 23, 2015

To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase the Company’s common stock made from September 23, 2015 through the date of this letter (the “Review Period”).

Grant Date	Shares of Common Stock Underlying Options Granted	Exercise Price Per Share		Fair Value Per Share of Common Stock for Financial Reporting Purposes at Grant Date			Intrinsic Value Per Underlying Share
December 1, 2015	164,000	$	[***]	$	[***]			—
December 15, 2015	1,045,000	$	[***]	$	[***]	*	$	[***	]
February 9, 2016	96,000	$	[***]	$	[***]			—
March 25, 2016	54,500	$	[***]	$	[***]			—
May 23, 2016	362,500	$	[***]	$	[***]			—
July 26, 2016	90,000	$	[***]	$	[***]			—

*Subsequent to the date of grant, the Company used the December 2015 Valuation Report (as defined below), which was not available at the time of grant, for the purposes of determining fair value for FAS 123R financial reporting purposes.

Overview of Option Pricing and Fair Value Determinations

The section captioned “Stock-Based Compensation” on pages 63 and 64 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation and factors considered by the Company in determining fair value.

As previously disclosed in the Registration Statement, each time the Company’s Board of Directors (the “Board”) has granted options, the Board has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s Board to make complex and subjective judgments. In doing so, the Company’s Board considered a combination of valuation methodologies as described in the MD&A.

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As detailed in the Registration Statement, the Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common stock as of the date of each grant, including the following factors:

•	contemporaneous valuations of the Company’s common stock prepared by an unrelated third party valuation firm;

•	the Company’s stage of development;

•	the rights, preferences and privileges of the Company’s preferred stock relative to those of its common stock;

•	the Company’s financial condition and operating results, including its revenue, history of net losses and levels of available capital resources;

•	equity market conditions affecting comparable public companies;

•	general U.S. market conditions; and

•	the lack of marketability of the Company’s common stock.

The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Throughout the Review Period, the Company had obtained quarterly contemporaneous independent valuations from an independent valuation firm to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the Practice Guide. Throughout the Review Period, the Company’s Board consisted of individuals with significant experience in business, finance, investing and significant experience in valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuations mentioned in the MD&A and as described in additional detail below.

Third Party Independent Valuations

The Board believes it made a thorough evaluation of the relevant factors to determine the fair value of the Company’s common stock on each option grant date. The valuations were performed consistent with the guidance and methods outlined in the Practice Guide. A review of the methodology and key assumptions included in the independent third party valuations considered for the purpose of determining the fair value of the Company’s common stock at each option grant date during the Review Period were as follows:

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Summary of December 1, 2015 and December 15, 2015 Option Grants

The Company advises the Staff that the Company’s Board determined that the fair value of the underlying shares of common stock for option awards granted on December 1, 2015 and December 15, 2015 (the “December 2015 Grants”) was $[***] per share. At the time of the December 2015 Grants, the Company’s Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm (the “September 2015 Valuation Report”), which concluded that, as of September 30, 2015, the fair value of shares of the Company’s common stock was $[***] per share. The Board determined that there were no material changes in the Company’s business since September 30, 2015, or in the assumptions upon which the September 2015 Valuation Report was based, that had affected the fair value of its shares of common stock.

The September 2015 Valuation Report used a probability-weighted expected return model (“PWERM”) that incorporated an IPO by March 2016, weighted at 10% (the “Early IPO Scenario”), an IPO by June 2016, weighted at 15% (the “Mid IPO Scenario”), an IPO by November 2016, weighted at 20% (the “Late IPO Scenario”), an M&A alternative exit following the estimated IPO window around March 2017, weighted at 10% (the “M&A Scenario”), a sale with no value to common stockholders, weighted at 5% (the “Low Sale Scenario”), and a stay private for an additional two to three years strategy using an option pricing model (“OPM”) calculation, weighted at 40% (the “Stay Private Scenario”).

The September 2015 Valuation Report estimated the future equity value in each scenario by applying enterprise value to revenue multiples and made appropriate adjustments for projected cash and debt as of the future scenario valuation date. The September 2015 Valuation Report applied a 15% discount rate to each scenarios’ future equity value to arrive at a present value of equity for each scenario. The 15% cost of equity discount rate was determined using the capital asset pricing model (“CAPM”). The September 2015 Valuation Report also applied a 10% discount for lack of marketability (“DLOM”) in the Early IPO Scenario, a 13% DLOM in the Mid IPO Scenario, a 16% DLOM in the Late IPO Scenario, an 18% DLOM in the M&A Scenario and a 32% DLOM in the Stay Private Scenario. Additionally, the September 2015 Valuation Report used the Company’s projections for being cash flow breakeven in [***] and having positive cash flow thereafter, multiples from the 75th percentile of comparable guideline public companies for each of the scenarios, and a future pre-money equity value of [***] in the Late IPO Scenario (estimated future IPO date of November 2016).

Summary of February 9, 2016 and March 25, 2016 Option Grants

The Company advises the Staff that the Company’s Board determined that the fair value of the underlying shares of common stock for option awards granted on February 9, 2016 and March 25, 2016 (the “February/March 2016 Grants”) was $[***] per share. At the time of the February/March 2016 Grants, the Company’s Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm (the “December 2015 Valuation Report”), which concluded that, as of December 31, 2015, the fair value of shares of the Company’s common stock was $[***] per share. The Board determined that there were no material changes in the Company’s business since December 31, 2015, or in the assumptions upon which the December 2015 Valuation Report was based, that had affected the fair value of its shares of common stock.

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The December 2015 Valuation Report also used a PWERM, which incorporated the previous Early IPO Scenario, weighted at 0%, the Mid IPO Scenario, weighted at 25%, the Late IPO Scenario, weighted at 25%, the M&A Scenario, weighted at 10%, the Low Sale Scenario, weighted at 5%, and the Stay Private Scenario, weighted at 35%.

The December 2015 Valuation Report estimated the future equity value in each scenario by applying enterprise value to revenue multiples and made appropriate adjustments for projected cash and debt as of the future scenario valuation date. The December 2015 Valuation Report applied a 15% discount rate, calculated using CAPM, to each scenarios’ future equity value to arrive at a present value of equity for each scenario. The December 2015 Valuation Report applied a 7% DLOM in the Early IPO Scenario, a 10% DLOM in the Mid IPO Scenario, a 14% DLOM in the Late IPO Scenario, a 17% DLOM in the M&A Scenario and a 28% DLOM in the Stay Private Scenario. Additionally, the December 2015 Valuation Report used the Company’s projections for being cash flow breakeven in [***] and having positive cash flow thereafter, multiples from the 75th percentile of comparable guideline public companies for each of the scenarios, and a future pre-money equity value of [***] in the Late IPO Scenario (estimated future IPO date of November 2016).

Summary of May 23, 2016 and July 26, 2016 Option Grants

The Company advises the Staff that the Company’s Board determined that the fair value of the underlying shares of common stock for option awards granted on May 23, 2016 and July 26, 2016 (the “May/July 2016 Grants”) was $[***] per share. At the time of the May/July 2016 Grants, the Company’s Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm (the “March 2016 Valuation Report”), which concluded that, as of March 31, 2016, the fair value of the Company’s shares of common stock was $[***] per share. The Board determined that there were no material changes in the Company’s business since March 31, 2016, or in the assumptions upon which the March 2016 Valuation Report was based, that had affected the fair value of its shares of common stock.

The March 2016 Valuation Report used a PWERM with revised dates that incorporated an IPO by June 2016, weighted at 10% (the “Revised Date Early IPO Scenario”), an IPO by September 2016, weighted at 20% (the “Revised Date Mid IPO Scenario”), an IPO by March 2017, weighted at 15% (the “Revised Date Late IPO Scenario”), the previous M&A Scenario, weighted at 20%, the previous Low Sale Scenario, weighted at 5%, and a revised stay private for an additional two years strategy using an OPM calculation, weighted at 30% (the “Revised Stay Private Scenario”).

The March 2016 Valuation Report estimated the future equity value in each scenario by applying enterprise value to revenue multiples and made appropriate adjustments for projected cash and debt as of the future scenario valuation date. The March 2016 Valuation Report applied a 14% discount rate, calculated using CAPM, to each scenarios’ future equity value to arrive at a present value of equity for each scenario. The March 2016 Valuation Report also reflected a 7% DLOM in the Revised Date Early IPO Scenario, a 10% DLOM in the Revised Date Mid IPO Scenario, a 15% DLOM in the Revised Date Late IPO Scenario, a 15% DLOM in the M&A Scenario and a 29% DLOM in the Revised Stay Private Scenario. Additionally, the

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March 2016 Valuation Report used the Company’s projections for being cash flow breakeven in [***] and having positive cash flow thereafter, multiples from the 50th percentile of comparable guideline public companies for each of the Revised Date IPO Scenarios and multiples from the 75th percentile of comparable guideline public companies for the M&A Scenario, and a future pre-money equity value of [***] in the Revised Date Mid IPO Scenario (estimated future IPO date of September 2016).

Although not used by the Board in determining the fair value of the Company’s common stock for the May/July 2016 Grants, the Company supplementally advises the Staff that the Company received a valuation report from its third-party independent valuation firm (the “July 2016 Valuation Report”) which concluded that as of July 31, 2016, the fair value of the Company’s shares of common stock was [***] per share. The July 2016 Valuation Report cited declining market conditions between March 31 and July 31, 2016, uncertainty in the IPO market in Q2 2016, later projected IPO and M&A scenario dates for the Company, and an increased probability of fundraising through the sale of the Company’s preferred stock in the near term as reasons for the decline in per share valuation for the Company’s common stock. The July 2016 Valuation Report further determined that the Company had a future pre-money equity value of [***] in the scenario that it conduct its IPO by the end of October 2016.

Other Grant Date Considerations

As noted above, at each option grant date, the Board considered the third party valuations available at the time of determination and other specific objective and subjective factors, including the following factors:

December 2015 Grants

•	As of September 30, 2015, the Company had not yet hired investment bankers for the IPO process.

•	The Company achieved revenue and gross margin targets for Q3 2015 and was on budget for year-to-date 2015.

•	The Company faced collection risks and uncertainties with new product launches.

•	The Company anticipated increased competition from competitors.

•	The Company planned to raise capital through a $30 million debt financing in Q4 2015.

•	There were no significant adverse changes in the business, operations or products that had occurred since June 30, 2015.

February/March 2016 Grants

•	As of December 31, 2015, the Company had hired investment bankers for the IPO process and held its organizational meeting on December 3, 2015.

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•	The Company achieved revenue and gross margin targets for Q4 2015 and performed on budget for 2015.

•	The Company raised capital through a $30 million debt financing in Q4 2015.

•	There were no significant adverse changes in the business, operations or products that had occurred since September 30, 2015.

May/July 2016 Grants

•	Year-end 2015 performance exceeded target and was on budget.

•	The Company increased revenue projections for 2016-2017, and management provided 2018 projections for the first time.

•	The Company held discussions with the lead underwriters in Q1 2016, including a February 9, 2016 meeting with J.P. Morgan at which J.P. Morgan indicated that there had been “limited IPO activity” and “recent IPO performance has been mixed” and a subsequent March 22, 2016 meeting with J.P. Morgan and Morgan Stanley (collectively, the “Underwriters Meetings”).

•	The Company had confidentially submitted its registration statement to the SEC for review in Q1 2016 and revised expected dates for a potential IPO until later in 2016 or Q1 2017.

•	Management discussed an increased likelihood of an M&A Scenario given uncertainty regarding IPO market conditions and the limited IPO activity in Q1 2016 (only eight IPOs across all industries).

•	The independent valuation firm used a revised list of guideline public companies based on a review of recent IPO market inactivity, revised comparable company criteria and the reports provided at the Underwriters Meetings.

•	In March 2016, two secondary transactions in the Company’s common stock of which the Company was aware were executed at $[***] per share, or the fair value per share as determined in the December 2015 Valuation Report.

•	There were no significant adverse changes in the business, operations or products that had occurred since December 2015.

Summary

Once the Company’s IPO became a probable scenario, the Board determined to contingently grant options to purchase the Company’s common stock with a grant date on the effective date of the Registration Statement and with an exercise price equal to the IPO price, as disclosed in the prospectus. The Company

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advises the Staff that it has not granted any additional options below the IPO price subsequent to those on granted on July 26, 2016 (“the “Most Recent Grant Date”). The Company believes the difference between the fair value of its common stock as the Most Recent Grant Date and the midpoint of the estimated Preliminary Price Range is the result of the following factors:

•	Better Market Conditions. The Preliminary Price Range also took into account performance and valuations of companies in August and September 2016 that the lead underwriters expect will be viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s line of business that the lead underwriters felt may potentially be viewed by investors as comparable.

•	Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The March 2016 Valuation Report reflected the illiquidity of the Company’s common stock on March 31, 2016 and the uncertainty of the IPO. The difference between the fair value of the Company’s common stock as of the Most Recent Grant Date and the lower bound of the Preliminary Price Range reflects a discount of approximately [***]%. Given the proximity to the completion of the Company’s IPO, the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•	Conversion of Preferred Stock. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, Series C and Series B can convert to shares of common stock based on the following ratios: 2.25x and 2.0x, respectively, and Series C and Series D have 1.5x liquidation preferences. Furthermore, holders of outstanding convertible preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of convertible preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The Preliminary Price Range assumes the conversion of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in an increased common stock valuation.

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•	Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the Preliminary Price Range assumes a successful offering. A successful offering provides the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are reflected in the valuation reflected in the Preliminary Price Range.

Conclusion

In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the best practices outlined in the Practice Guide, and the Internal Revenue Code of 1986, as amended.

****

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Please direct any questions regarding the contents of this letter to me at (650) 565-3564 or poettinger@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Philip H. Oettinger

Philip H. Oettinger

cc:	Kevin King, iRhythm Technologies, Inc.

Matthew Garrett, iRhythm Technologies, Inc.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Tyler Pender, Davis Polk & Wardwell LLP